SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission File Number 1-10000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WACHOVIA SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WACHOVIA CORPORATION

One Wachovia Center

Charlotte, North Carolina 28288-0013

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2005
Notes to Financial Statements
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2005

(b) The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

WACHOVIA SAVINGS PLAN

Financial Statements

and Schedule

As of December 31, 2005 and 2004, and for the

Year Ended December 31, 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee

Wachovia Corporation

We have audited the accompanying statements of net assets available for benefits of the Wachovia Savings Plan (the Plan), as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Charlotte, North Carolina

June 19, 2006

WACHOVIA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments
Marketable investments, at fair value
Money Market Fund	$2,303,211	—
Mutual Funds	3,306,043,558	2,895,451,922
Stable Fund	1,048,151,996	962,637,682
Collective Investment Trusts	874,267,469	869,394,476
Wachovia Stock Non-ESOP	93,961,067	70,354,624
Employee Stock Ownership Plan
Wachovia Corporation common stock
Allocated	1,529,378,232	1,663,266,012
Unallocated	97,372,798	107,659,839
Cash and cash equivalents
Allocated	88,992,381	75,402,623
Unallocated	946,280	950,060

Total marketable investments	7,041,416,992	6,645,117,238
Participants’ loans receivable	222,685,409	209,715,758

Total investments	7,264,102,401	6,854,832,996

Employer contribution receivable	1,255,501	26,185,159
Prepaid expense	1,774,498	—

Total assets	$7,267,132,400	6,881,018,155

LIABILITIES
Loan payable - Employee Stock Ownership Plan - unallocated	39,530,182	42,294,393

Net assets available for benefits	$7,227,602,218	6,838,723,762

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2005
	Participant Directed	Employee Stock Ownership Plan- Unallocated	Total
ADDITIONS TO PLAN ASSETS
Investment income
Interest on loans	$9,973,063	—	9,973,063
Net appreciation/(depreciation) in fair value of investments	468,621,320	(6,564,558)	462,056,762

Total investment income/(loss), net	478,594,383	(6,564,558)	472,029,825
Employer contributions	224,434,247	2,690,937	227,125,184
Employee contributions	396,347,225	—	396,347,225
Net assets contributed through mergers	66,632,661	—	66,632,661
Transfers from other funds	330,861,734	—	330,861,734

Total additions to plan assets	1,496,870,250	(3,873,621)	1,492,996,629

DEDUCTIONS FROM PLAN ASSETS
Participants’ withdrawals	769,603,450	—	769,603,450
Transfers to other funds	330,861,734	—	330,861,734
Interest expense	—	3,652,989	3,652,989

Total deductions from plan assets	1,100,465,184	3,652,989	1,104,118,173

Increase/(decrease) in net assets available for benefits	396,405,066	(7,526,610)	388,878,456
Net assets available for benefits
Beginning of year	6,772,408,256	66,315,506	6,838,723,762

End of year	$7,168,813,322	58,788,896	7,227,602,218

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

NOTE 1: DESCRIPTION OF PLAN

The following brief description of the Wachovia Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

Wachovia Corporation and its subsidiaries (the “Companies”) sponsor the Plan, which is designed to promote savings for retirement, and which is a defined contribution plan. The Companies’ and employees’ contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 1999, the portion of the Plan invested in the Wachovia Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies’ matching contribution is made in Wachovia Corporation common stock. Each employee can immediately elect to liquidate the Wachovia Corporation common stock credited to the employee’s account by transferring the value of the common stock to any of a number of investment options available within the Plan.

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

Under the Plan, an employee is eligible to make contributions beginning on the first of the month following the month in which they complete one full calendar month of service. The employee is eligible to receive employer matching contributions after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 30 percent of the employee’s benefits eligible compensation. The maximum percentage of the employer matched contribution is determined annually by the Wachovia Human Resources and Corporate Relations Director, and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the “Code”). The employer’s matching contribution cannot exceed 6 percent of a participant’s benefits eligible compensation. Participants are fully vested in their entire account balances at all times.

Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. The Benefits Committee (the “Committee”) must approve any new types of withdrawals. Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal. In addition, participants may elect to receive current distributions of cash dividends on shares of Wachovia Corporation common stock allocated to them under the Employee Stock Ownership Plan portion of the Plan.

Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the prime interest rate in use by Wachovia Bank, National Association, on the business day preceding the date the loan is processed. Loans are made for a minimum of 12 months or a maximum of 60 months, except that if the loan is used to acquire the participant’s principal residence, the maximum term is 180 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant’s 65th birthday, if it is the participant’s 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum or, in certain circumstances, the participant’s account may be applied to the purchase of an annuity. Distribution of a retired participant’s account balance must begin at age 70 1/2. If a participant leaves Wachovia before retirement, their Wachovia Savings Plan account may be distributed in the same manner as described above.

Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

PARTICIPANT DIRECTED

In accordance with the Plan provisions, Plan earnings are allocated to participants’ accounts on a daily basis. The investment options available to participants at December 31, 2005 and 2004, are presented below.

Stable Fund

This fund invests in a diversified portfolio of high quality securities, primarily consisting of Guaranteed Investment Contracts (“GICs”), collateralized synthetic GIC contracts and cash equivalents. Target duration is 1.5 years to 3.0 years. Its investment objective is preservation of principal with stable market value.

Evergreen U.S. Government Fund

This fund invests primarily in U.S. Treasury securities and other securities issued by the U.S. Government, its agencies or instrumentalities. Its investment objective is a high level of current income with stability of principal.

Evergreen Growth Fund

This fund invests primarily in common stocks of small to medium-sized companies that the fund’s management believes are demonstrating strong and consistent earnings growth not fully recognized in their stock price. Its investment objective is long-term capital growth.

Evergreen Core Bond Fund

This fund invests at least 80 percent of its assets in U.S. dollar-denominated investment grade debt securities. The fund seeks to maximize total return through a combination of current income and capital growth.

Evergreen Special Value Fund

This fund invests primarily in common stocks of small U.S. companies. Fund management looks for significantly undervalued companies they believe have the potential for above-average appreciation potential with below average risk. The fund seeks to produce growth of capital.

American Europacific Growth Fund

This fund invests in strong, growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. The fund invests primarily in common and preferred stocks, convertible securities, American Depositary Receipts, European Depositary Receipts, bonds and cash. Its investment objective is long-term capital growth.

Dodge and Cox Balanced Fund

This fund invests in equities that the fund’s management believes to be temporarily undervalued by the stock market but that have a favorable outlook for long-term growth. The fund also invests in a diversified portfolio of investment grade fixed-income securities, such as U.S. Government obligations, mortgage and asset-backed securities, and corporate bonds. Its investment objective is regular income and conservation of principal.

Dodge and Cox Stock Fund

This fund invests primarily in a broadly diversified portfolio of common stocks. The fund consists of stocks that the fund’s management believes are temporarily undervalued but have a favorable outlook for long-term growth. Its investment objective is long-term growth of principal and income.

Hartford Midcap Fund

This fund invests primarily in stocks selected on the basis of potential for capital appreciation. Under normal circumstances, the fund invests at least 80 percent of its assets in common stock of mid-capitalization companies. The fund seeks long-term growth of capital.

T. Rowe Price Blue Chip Growth Fund

            This fund invests at least 80 percent of its net assets in the common stocks of large and medium-sized blue chip growth companies. These are firms that, in fund management’s view, are well established in their industries and have the potential for above- average earnings growth. Its investment objective is long-term capital appreciation, with income as a secondary objective.

Enhanced Stock Market Fund

This fund uses a diversified equity strategy that invests in both value and growth oriented companies. The fund’s portfolio sector and industry weights reflect those in the S&P 500 Index. Its investment objective is to achieve a total rate of return which closely tracks the return of the S&P 500 Index over time.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Wachovia Stock Non-ESOP Fund

Only participants employed by a business entity not taxable as a corporation, such as the employees of Wachovia Securities LLC, may invest in this fund. This fund’s objective is long-term capital appreciation. The fund seeks to achieve its objective through investments in Wachovia Corporation common stock.

Wachovia Corporation Common Stock Fund

This fund invests primarily in Wachovia Corporation common stock and varying levels of short-term cash equivalent investments. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Its primary investment objective is long-term capital appreciation.

Aim Large Cap Basic Value Fund

This fund seeks to provide long-term growth of capital and invests in securities of large-capitalization companies that offer potential for capital growth, and may offer potential for current income.

Pimco Total Return Fund

This fund invests in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of the fund is 3 - 6 years. The “total return” sought by the fund consists of income earned on the fund’s investments, plus any capital appreciation.

American Funds Growth Fund of America Fund

This fund invests in attractively valued companies that represent good long-term investment opportunities. Its objective is growth of capital and it invests primarily in common stocks.

Aim Capital Development Institutional Fund

This fund’s investment objective is long-term growth of capital. This fund invests primarily in securities, including common stocks, convertible securities and bonds of small and medium sized companies.

STI Classic Small Growth Fund

This fund invests primarily in equity U.S. traded securities of companies with market capitalizations between $50 million and $3 billion in size. The investment goal is long-term capital appreciation.

Hotchkis & Wiley Mid-Cap Value Fund

This fund’s investment objective is capital appreciation. It invests primarily in common stocks of mid-capitalization U.S. companies.

Aim International Small Company Fund

This fund seeks long-term growth of capital by investing primarily in securities of small international companies. The fund will normally invest in companies located in at least four countries outside of the United States. The fund is non-diversified, which means it can invest a greater percentage of its assets in any one issuer than a diversified fund can.

Pimco Real Return Fund

This fund seeks maximum real return consistent with preservation of real capital. The fund invests primarily in investment grade inflation-indexed fixed-income securities.

Invesco Stable Value Trust Fund

This fund’s objective is the preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. It invests primarily in security backed fixed-income investments.

Invesco 500 Index Trust Fund

            This fund’s objective is to provide total investment returns and characteristics that closely replicate those of the S&P 500 composite stock index.

Invesco Structured Small Cap Value Equity Trust Fund

This fund’s objective is long-term appreciation. The fund is designed to (1) outperform the Russell 2000 Small Cap Value Index over time based on the performance of the stocks ranked by a proprietary Stock Selection Model, and (2) control risk by having an overall risk profile which is similar to that of the Russell 2000 Small Cap Value Index in terms of beta, styles and industries.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Invesco Equity Real Estate Securities Trust Fund

The objective of this fund is to provide current income with long-term appreciation potential by primarily investing in Real Estate Investment Trusts and other publicly traded stocks that derive a substantial portion of the revenues from the real estate industry.

DISCONTINUED INVESTMENT OPTIONS

As of December 31, 2005, funds no longer available as an investment option were the Dreyfus Emerging Leaders Fund, Federated Kaufmann Fund, Federated U.S. Government Bond Fund, Montag and Caldwell Growth Fund, SouthTrust Bond Fund, SouthTrust Growth Fund, SouthTrust Income Fund, SouthTrust U.S. Treasury Money Market Fund, SouthTrust Value Fund and the Templeton Growth Fund.

MERGERS WITH FINANCIAL INSTITUTIONS

On December 31, 2005, the Palmer & Cay Inc. Retirement Plan merged into the Plan. The Palmer & Cay Retirement Plan had assets of $67 million.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

The Plan allows for investments in mutual funds, which have investments in debt and equity securities of companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and schedule.

VALUATION OF INVESTMENTS

The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investments in cash management accounts and participants’ loans receivable are stated at cost which approximates fair value. Investments in mutual funds, collective investment funds, common stocks and other financial instruments are stated at fair value, which is based on closing market quotations.

In accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans”, the Stable Fund’s holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the contract value of investment contracts, including any accrued interest approximates the fair value.

            Certain Guaranteed Investment Contracts (“GIC’s”) held by the Stable Fund are synthetic; that is, the Stable Fund owns certain fixed-income marketable securities and a liquidity agreement (“wrapper”) is entered into for a fee with a third party that guarantees a minimum rate of return and provides benefit responsiveness. Several of the GIC’s have crediting interest rates that, according to the terms of the contract, will reset periodically. The frequency of credit interest-rate resets on those GIC’s are either semi-annually or quarterly. Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), is effective for Plan years ending after December 15, 2006. The FSP describes the limited circumstances in which the net assets of an investment company shall reflect the contract value of certain investments that it holds, provides a definition of a fully benefit-responsive investment contract and provides guidance with respect to financial statement presentation and disclosure of fully benefit-responsive investment contracts. The Companies are currently evaluating the impact of this FSP on the accounting, presentation and disclosure of the Plan’s GIC’s.

Interest and dividends earned on marketable investments and GIC’s are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants’ share value. In 2005, interest and dividends earned on marketable investments were $1,782,853, and $258,815,049, respectively.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: INVESTMENTS

Under the terms of the Plan, Wachovia Bank, National Association (the “Trustee”), a wholly-owned subsidiary of Wachovia Corporation and a party-in-interest, holds the assets of the Plan in bank-administered trust funds.

The fair values of investments at December 31, 2005 and 2004 are presented below. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	December 31,
	2005		2004
INVESTMENTS
Money Market Fund	$2,303,211		—
Mutual funds
Evergreen U.S. Government Fund	181,875,153		185,820,237
Evergreen Growth Fund	213,686,479		187,169,324
Evergreen Core Bond Fund	55,469,420		33,061,635
Evergreen Special Value Fund	307,714,076		243,227,554
American Europacific Growth Fund	454,906,312	(a)	295,001,565
Dodge and Cox Balanced Fund	632,464,138	(a)	562,453,000	(a)
Dodge and Cox Stock Fund	869,306,209	(a)	615,671,933	(a)
Hartford Midcap Fund	416,799,368	(a)	304,330,984
T. Rowe Price Blue Chip Growth Fund	145,151,415		—
Aim Large Cap Basic Value Fund	8,475,829		—
Pimco Total Return Fund	4,571,587		—
American Funds Growth Fund of America Fund	5,218,779		—
Aim Capital Development Institutional Fund	4,044,925		—
STI Classic Small Growth Fund	3,296,730		—
Hotchkis & Wiley Mid-Cap Value Fund	1,450,617		—
Aim International Small Company Fund	1,264,186		—
Pimco Real Return Fund	348,335		—
Montag and Caldwell Growth Fund	—		130,485,368
SouthTrust U.S. Treasury Money Market Fund	—		87,317,744
Federated U.S. Government Bond Fund	—		6,541,956
SouthTrust Bond Fund	—		18,062,349
SouthTrust Income Fund	—		5,229,800
Dreyfus Emerging Leaders Fund	—		12,865,436
Federated Kaufmann Fund	—		11,443,902
SouthTrust Value Fund	—		171,522,674
SouthTrust Growth Fund	—		9,496,356
Templeton Growth Fund	—		15,750,105

Total mutual funds	3,306,043,558		2,895,451,922
Collective investment trusts
Enhanced Stock Market Fund	847,392,618	(a)	869,394,476	(a)
Invesco Stable Value Trust Fund	10,012,006		—
Invesco 500 Index Trust Fund	10,352,882		—
Invesco Structured Small Cap Value Equity Trust Fund	5,831,960		—
Invesco Equity Real Estate Securities Trust Fund	678,003		—

Total collective investment trusts	874,267,469		869,394,476
Stable Fund	1,048,151,996	(a)	962,637,682	(a)
Wachovia Stock Non-ESOP Fund	93,961,067		70,354,624
Employee Stock Ownership Plan
Wachovia Corporation common stock	1,626,751,030	(a)	1,770,925,851	(a)
Cash and cash equivalents	89,938,661		76,352,683

Total marketable investments	7,041,416,992		6,645,117,238
Participants’ loans receivable	222,685,409		209,715,758

Total investments	$7,264,102,401		6,854,832,996

(a)	Investment is greater than five percent of the Plan’s net assets at the end of the period.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The net appreciation in value of the Plan's investments (including investments bought, sold and held during the year) is presented below.

Year Ended December 31, 2005

Stable Fund	$40,498,269
Evergreen U.S. Government Fund	4,219,558
Evergreen Growth Fund	13,412,593
Enhanced Stock Market Fund	49,664,649
American Europacific Growth Fund	74,782,602
Dodge and Cox Balanced Fund	39,657,768
Dodge and Cox Stock Fund	76,382,072
Montag and Caldwell Growth Fund	11,333,324
Evergreen Core Bond Fund	1,221,903
Evergreen Special Value Fund	29,186,323
Hartford Midcap Fund	57,772,081
T. Rowe Price Blue Chip Growth Fund	(2,383,232)
Wachovia Stock Non-ESOP Fund	5,539,698
Wachovia Corporation Common Stock Fund - allocated	67,333,712
Wachovia Corporation Common Stock Fund - unallocated	(6,564,558)

Net appreciation	$462,056,762

NOTE 4: INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Companies by a letter dated October 21, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Companies believe that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, the Companies believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee files an annual information return with the Department of Labor.

NOTE 5: RELATED PARTY TRANSACTIONS

The Evergreen U.S. Government Fund, the Evergreen Growth Fund, the Evergreen Core Bond Fund, the Evergreen Special Value Fund and the Evergreen Ultra Short Opportunities Fund (included as a component of the Stable Fund) are mutual funds managed by subsidiaries of Wachovia Bank, National Association, which is a subsidiary of Wachovia Corporation. The Enhanced Stock Market Fund and the Stable Fund investments are managed by Wachovia Bank, National Association. The Wachovia Corporation Common Stock Fund and the Wachovia Stock Non-ESOP Fund are also managed by Wachovia Bank, National Association, and are principally comprised of shares of Wachovia Corporation common stock.

Wachovia Bank, National Association, a party-in-interest, serves as the trustee for the Plan. In 2005, the Companies paid administrative expenses on behalf of the Plan of $2,807,621.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Certain Plan investments are shares of mutual funds managed by companies that are not considered parties-in-interest. These non-related mutual fund companies pay a sub-transfer agent fee to the Plan for services provided by the trustee. These monies are deposited into an interest-bearing money market account, and are used to pay expenses of the Plan. In 2005, the Plan received $1,750,794 of sub-transfer agent fees, and earned an additional $23,704 in interest, all of which was used to pre-pay 2006 Plan expenses.

NOTE 6: LOAN PAYABLE

Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, National Association, assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to maintain debt service.

The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock. The loan repayment schedule is presented below:

2006	$3,017,082
2007	3,293,087
2008	3,594,342
2009	3,923,153
2010	4,282,046
Thereafter	$21,420,472

As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies’ one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies’ one percent matching contribution, those shares may be utilized to fund the Companies’ matching contribution where participants have elected to invest in the Wachovia Corporation Common Stock Fund or in participant contributions where participants have elected to invest in Wachovia Corporation common stock. Shares vest fully upon allocation. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Dividends on unallocated shares not distributed currently to participants may be either distributed or reinvested in Wachovia Corporation common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.

The borrowing is collateralized by 1,842,088 unallocated shares of Wachovia Corporation common stock at December 31, 2005, and is guaranteed by the Companies. In 2005, 204,677 shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock (Allocated), and (b) stock not yet allocated to employees (Unallocated).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

The fair value of the loan payable is based on the current rates available to the Plan for debt with the same or similar maturities and terms. At December 31, 2005 and 2004, the loan payable was recorded at $39,530,182 and $42,294,393, respectively, and had an estimated fair value of $46,588,457 and $52,152,227, respectively.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

	December 31,2005
Identity of Issue	Par Value or Number of Units	Fair Value
MONEY MARKET FUND
SSGA Money Market	2,303,211	$2,303,211

MUTUAL FUNDS
Evergreen U.S. Government Fund *	13,852,194	181,875,153
Evergreen Growth Fund *	12,330,437	213,686,479
Evergreen Core Bond Fund *	3,985,846	55,469,420
Evergreen Special Value Fund *	11,439,189	307,714,076
American Europacific Growth Fund	11,072,758	454,906,312
Dodge and Cox Balanced Fund	7,775,561	632,464,138
Dodge and Cox Stock Fund	6,335,128	869,306,209
Hartford Midcap Fund	14,507,461	416,799,368
T. Rowe Price Blue Chip Growth Fund	4,441,598	145,151,415
Aim Large Cap Basic Value Fund	586,563	8,475,829
Pimco Total Return Fund	437,098	4,571,587
American Funds Growth Fund of America Fund	170,104	5,218,779
Aim Capital Development Institutional Fund	224,718	4,044,925
STI Classic Small Growth Fund	157,212	3,296,730
Hotchkis & Wiley Mid-Cap Value Fund	51,642	1,450,617
Aim International Small Company Fund	61,608	1,264,186
Pimco Real Return Fund	31,438	348,335

Total mutual funds		3,306,043,558

Wachovia Stock Non-ESOP *	4,514,950	93,961,067

COLLECTIVE INVESTMENT TRUSTS
Enhanced Stock Market Fund *	10,053,526	847,392,618
Invesco Stable Value Trust	10,012,006	10,012,006
Invesco 500 Index Trust Fund	317,963	10,352,882
Invesco Structured Small Cap Value Equity Trust Fund	51,167	5,831,960
Invesco Equity Real Estate Securities Trust Fund	12,125	678,003

Total collective investment trusts		874,267,469

STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Valiant General Fund	40,879,364	40,879,364

COLLECTIVE INVESTMENT FUND
SEI Stable Asset Fund	117,793,856	117,793,856

COMMERCIAL PAPER
Thunder Bay Fdg Inc. DCP, 4.30%, due 1/06/06	10,000,000	9,957,800
Three Crowns Fdg LLC DCP, 4.30%, due 1/10/06	10,000,000	9,953,000

Total commercial paper		19,910,800

CORPORATE BONDS
NPF XII Incorporated, 9.33%, due 6/01/04	10,000,000	1,049,231

INVESTMENT CONTRACTS
Metropolitan Life Insurance Company, Contract #28563, 6.02%, due 3/16/07	5,000,000	6,230,737
Metropolitan Life Insurance Company, Contract #29217, 4.24%, due 10/15/09	10,000,000	10,388,483
Metropolitan Life Insurance Company, Contract #29194, 4.37%, split maturity, 50% due 1/15/10, 50% due 4/15/10	10,000,000	10,429,664
Metropolitan Life Insurance Company, Contract #25204, 4.90%, due 1/01/2099**	28,306,668	28,306,668
Monumental Life Insurance Company, Contract #SV04249Q, 5.59%, due 5/15/07	10,000,000	12,173,918
Pacific Life Insurance Company, Contract #G2618802, 6.27%, due 6/30/06	10,000,000	13,139,073

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

	December 31, 2005
Identity of Issue	Par Value or Number of Units	Fair Value
INVESTMENT CONTRACTS cont’d
Principal Life Insurance Company, Contract #4-40344-4, 6.00%, due 3/16/07	5,000,000	6,226,314
Principal Life Insurance Company, Contract #4-40344-5, 4.10%, due 4/15/09	10,000,000	10,375,677
Travelers Insurance Company, Contract #GR18225, 5.75%, due 9/15/06	10,000,000	12,357,563

Total investment contracts		109,628,097

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
CDC-Ixis, Contract #1843-01, 5.21%, open-ended maturity**	103,982,923
Collective investment fund
Dwight Core Intermediate Fund	104,388,595	104,388,595

Total collective investment fund	104,388,595	104,388,595
Wrap Agreement		—

Total CDC contract		104,388,595

AIG Financial Products, Contract #443423, 4.05%, open-ended maturity**	117,591,280
Bank of America, Contract #02-135, 4.08%, open-ended maturity**	117,571,275
State Street Bank & Trust Company, Contract #102-078, 4.10%, open-ended maturity**	117,618,245
UBS Warburg, Contract #3103, 4.10%, open-ended maturity**	117,609,262
Rabobank, Contract #WAC010401, 4.06%, open-ended maturity**	117,597,098
Collective investment funds
Dwight Target 2 Fund and Dwight Target 5 Fund (c)	576,839,640	576,839,640

Total collective investment funds	576,839,640	576,839,640
Global Wrap Agreement		11,147,520

Total AIG, Bank of America, State Street, UBS Warburg and Rabobank contracts		587,987,160

Royal Bank of Canada #NYDWI10WACH0104, 3.78%, open-ended maturity**	63,833,799
Collective investment fund
Evergreen Ultra Short Opportunities Fund*	62,826,791	62,826,791

Total collective investment fund	62,826,791	62,826,791
Wrap Agreement		1,007,008

Total Royal Bank of Canada contract		63,833,799

Total synthetic guaranteed investment contracts		756,209,554

Accrued receivable on assets of the stable fund		2,681,094

Total Stable Fund		1,048,151,996

EMPLOYEE STOCK OWNERSHIP PLAN
Wachovia Corporation common stock *
Allocated	28,932,619	1,529,378,232
Unallocated (a)	1,842,088	97,372,798
Valiant General Fund - Cash Management Account
Allocated	88,992,381	88,992,381
Unallocated (b)	946,280	946,280

Total Employee Stock Ownership Plan		1,716,689,691

Participants’ loans receivable, various maturities, rates from 4.00% to 11.50% *		222,685,409

Total investments		$7,264,102,401

*	Party-in-Interest.

**	Investment with periodic credit interest-rate reset.

(a)	Cost of plan assets for this nonparticipant-directed investment is $27,174,056.

(b)	Cost of plan assets for this nonparticipant-directed investment is $946,280.

(c)	The fair values of the Dwight Target 2 and Dwight Target 5 funds are $297,171,680 and $279,667,960, respectively.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WACHOVIA SAVINGS PLAN

/s/ BENJAMIN J. JOLLEY
Benjamin J. Jolley
Senior Vice President
Wachovia Benefits Committee, Plan Administrator

June 19, 2006

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith